UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BROOKE CREDIT CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

1256N101

(CUSIP Number)

Thomas X. Fritsch Managing Director and General Counsel Plainfield Asset Management LLC 55 Railroad Avenue Greenwich, CT 06830 (203) 302-1715

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 1252N101

1	NAMES OF REPORTING PERSONS. PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Working Capital
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 4,363,220
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,095,220
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,095,220
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.26%
14	TYPE OF REPORTING PERSON (See instructions) 00

* The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 1252N101

1	NAMES OF REPORTING PERSONS. PLAINFIELD ASSET MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 4,363,220
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,095,220
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,095,220
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.26%
14	TYPE OF REPORTING PERSON (See instructions) 00

* The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons.

SCHEDULE 13D
CUSIP No. 1252N101

1	NAMES OF REPORTING PERSONS. PLAINFIELD ACCEPTANCE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Working Capital
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 4,363,220
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,095,220
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,095,220
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.26%
14	TYPE OF REPORTING PERSON (See instructions) 00

* The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons.

SCHEDULE 13D

CUSIP No. 1252N101

1	NAMES OF REPORTING PERSONS. MAX HOLMES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 4,363,220
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,095,220
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,095,220
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.26%
14	TYPE OF REPORTING PERSON (See instructions) IN

* The Reporting Persons on this Schedule 13D may be deemed to constitute a group and therefore each Reporting Person may be deemed to beneficially own the Issuer’s securities that are held by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of securities held by each other Reporting Person and we refer you to Item 5 hereof for a more detailed discussion of the holdings of Issuer’s securities by the Reporting Persons.

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of Brooke Credit Corporation, a Delaware Corporation (the “Company”). The principal executive offices of the Company are located at 10950 Grandview Drive, Suite 600, Overland Park, Kansas 66210.

This Statement is being filed in order to report the ownership and to reflect the acquisition of Common Stock and warrants to purchase Common Stock by the Reporting Persons (as herein defined). This ownership was previously reported in a statement on Schedule 13D filed initially on July 9, 2007, as amended (the “Previous 13D”) by, among others, the Reporting Persons. The Reporting Persons are not currently part of the group whose ownership is reflected in the Previous 13D.

ITEM 2.	Identity and Background.

This Statement is being filed jointly on behalf of the following persons (each a Reporting Person” and collectively, the “Reporting Persons”):

Plainfield Special Situations Master Fund Limited

Plainfield Special Situations Master Fund Limited (the “Master Fund”) is a Cayman Islands exempt company. The principal activity of Master Fund is to invest and trade in a wide variety of securities and financial instruments. The principal business address of Master Fund is 55 Railroad Avenue, Greenwich, CT 06830. The Manager of Master Fund is Plainfield Asset Management LLC. The executive directors of Master Fund are: Max Holmes, Aldo Ghisletta and David Bree (collectively referred to as the “Master Fund Directors”).

During the last five years, neither Master Fund nor, to the best of Master Fund’s knowledge, any of the Master Fund Directors have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or financial order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Plainfield Asset Management LLC

Plainfield Asset Management LLC (“Asset Management”) is a Delaware limited liability company. The principal activity of Asset Management is to serve as a registered investment adviser. The principal business address of Asset Management is 55 Railroad Avenue, Greenwich, CT 06830. The majority owner of Asset Management is Max Holmes.

During the last five years, Asset Management has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or financial order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Plainfield Acceptance LLC

Plainfield Acceptance LLC (“Acceptance”) is a Delaware limited liability company. The principal activity of Acceptance is to invest in debt and equity securities of both private and public companies. The principal business address of Acceptance is 55 Railroad Avenue, Greenwich, CT 06830. The owner of Acceptance is Plainfield Special Situations Master Fund Limited.

During the last five years, Acceptance has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Max Holmes

The business address of Max Holmes is 55 Railroad Avenue, Greenwich, CT  06830.  Max Holmes is the chief investment officer of Asset Management.

During the last five years, Max Holmes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and he has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Working capital was used to acquire 290,000 warrants to purchase Common Stock on December 12, 2007 at $0.43 per warrant and 165,000 shares of Common Stock on December 20, 2007 at $4.70 per share.

ITEM 4.	Purpose of Transaction.

The Reporting Persons believe that the Common Stock and Warrants to purchase Common Stock represent an attractive investment opportunity.

The Reporting Persons may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial conditions of the Company, the availability of securities at favorable prices and alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities it now holds or hereafter acquires as set forth above or otherwise.

Except as stated in response to Item 4, the Reporting Persons shall have no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 to the form Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.

The Plainfield-Oakmont Affiliates Agreement

On July 9, 2007, Plainfield entered into a Purchase Option Agreement (the Plainfield-Oakmont Affiliates Agreement”) with Robert K. Skandalaris, the Chairman of the Board and Chief Executive Officer, a director and founding stockholder of Oakmont Acquisition Corp. (“Oakmont”), Michael C. Azar, the President, Principal Accounting Officer and Secretary, a director and founding stockholder of Oakmont, David L. Langevin, a director and founding stockholder of Oakmont, QVM Oakmont Services, LLC, a limited liability company jointly controlled by Mssrs Skandalaris and Azar (“QVM Oakmont”) and KrisLee & Associates, LLC, a limited liability company controlled by Mr. Skandalaris (“KrisLee”).

Pursuant to the Plainfield-Oakmont Affiliates Agreement, Plainfield paid an aggregate of $100 to Messrs. Skandalaris, Azar and Langevin, QVM Oakmont and KrisLee (collectively referred to as the “Sellers”) in exchange for two options, one to purchase up to 1,200,000 shares of Oakmont common stock from the Sellers (the “Common Stock Option”), and the other to purchase up to 442,000 warrants from Mr. Skandalaris (the “Warrant Option”). The Warrant Option was exercised in full on July 19, 2007. On July 18, 2007, pursuant to a Merger Agreement, dated as of April 30, 2007, by and among Oakmont and Brooke Credit Corporation (“Former Brooke Credit”) and Brooke Corporation, Former Brooke Credit Corporation was merged into Oakmont and Oakmont changed its name to Brooke Credit Corporation.

The Common Stock Option cannot be exercised until the shares underlying the option are released from the escrow arrangement in which such shares were placed in connection with Oakmont’s July 2005 IPO, and thereafter is exercisable through October 19, 2008. The escrow arrangement is expected to end on July 12, 2008, although it will end earlier if before July 12, 2008, the Company closes a transaction in which its stockholders have the right to convert their shares into cash, securities or other property.

The exercise price of the Common Stock Option is $.01 per share. An aggregate of 1,000,000 of Oakmont common stock is subject to the Common Stock Option.

The Plainfield-Oakmont Affiliates Agreement provides that the Sellers will not sell, transfer, pledge, assign or otherwise dispose of the shares of Common Stock underlying the Common Stock Option, while the Common Stock Option remains exercisable.

The Plainfield-Oakmont Affiliates Agreement is attached as Exhibit A hereto and is incorporated herein by reference in its entirety. The foregoing summary of the operative Plainfield-Oakmont Affiliates Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

ITEM 5.	Interests in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons herein is based upon 25,722,898 shares of Common Stock outstanding, according to the Form 10-Q, as of November 5, 2007, plus 732,000 (which is the number of shares of Common Stock underlying the currently exercisable warrants whose ownership by the Reporting Persons is reported hereby).

I.	Plainfield Special Situations Master Fund Limited
a.	Aggregate Number and Percentage of Common Stock Beneficially Owned: 5,095,220; 19.26%
b.	Number of shares of Common Stock over which the Reporting Person has
i.	Sole power to vote or direct the vote: 4,363,220
ii.	Shared power to vote or direct the vote: 0
iii.	Sole power to dispose or direct the disposition of: 5,095,220
iv.	Shared power to dispose or direct the disposition of: 0
c.	Not Applicable
d.	Not Applicable
e.	Not Applicable

II.	Plainfield Asset Management LLC
a.	Aggregate Number and Percentage of Common Stock Beneficially Owned: 5,095,220; 19.26%
b.	Number of shares of Common Stock over which the Reporting Person has
i.	Sole power to vote or direct the vote: 4,363,220
ii.	Shared power to vote or direct the vote: 0
iii.	Sole power to dispose or direct the disposition of: 5,095,220
iv.	Shared power to dispose or direct the disposition of: 0
c.	This Reporting Person has effected the following transaction involving securities of the Company during the past sixty days:
open market purchase of 165,000 shares of Common Stock at $4.70 per share on December 20, 2007

acquisition of 290,000 warrants to purchase Common Stock at $0.43 per                      warrant on December 12, 2007

d.	Not Applicable
e.	Not Applicable

III.	Plainfield Acceptance LLC
a.	Aggregate Number and Percentage of Common Stock Beneficially Owned: 5,095,220; 19.26%
b.	Number of shares of Common Stock over which the Reporting Person has
i.	Sole power to vote or direct the vote: 4,363,220
ii.	Shared power to vote or direct the vote: 0
iii.	Sole power to dispose or direct the disposition of: 5,095,220
iv.	Shared power to dispose or direct the disposition of: 0
c.	Not Applicable
d.	Not Applicable
e.	Not Applicable

IV.	Max Holmes
a.	Aggregate Number and Percentage of Common Stock Beneficially Owned: 5,095,220; 19.26%
b.	Number of shares of Common Stock over which the Reporting Person has
i.	Sole power to vote or direct the vote: 4,363,220
ii.	Shared power to vote or direct the vote: 0
iii.	Sole power to dispose or direct the disposition of: 5,095,220
iv.	Shared power to dispose or direct the disposition of: 0
c.	Not Applicable
d.	Not Applicable
e.	Not Applicable

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

Reference is made to the disclosure set forth in Item 4 of this Statement, which disclosure is incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit		Document
Exhibit 99	--	Purchase Option Agreement dated as of July 9, 2007 by and among Robert Skandalaris, Michael Azar, David L. Langevin, QVM Oakmont Services LLC and Plainfield Acceptance LLC.
Exhibit B	--	Limited Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact.

Exhibit C	--	Joint Filing Agreement dated as of February 15, 2008 by and among Plainfield Special Situations Master Fund Limited, Plainfield Asset Management LLC and Plainfield Acceptance LLC.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	February 15, 2008

PLAINFIELD SPECIAL SITUATIONS

MASTER FUND LIMITED

By:/s/ THOMAS X. FRITSCH

      Thomas X. Fritsch

      Authorized Individual

PLAINFIELD ASSET MANAGEMENT LLC

By:/s/ THOMAS X. FRITSCH

      Thomas X. Fritsch

      Managing Director and General Counsel

PLAINFIELD ACCEPTANCE LLC

By:/s/ THOMAS X. FRITSCH

      Thomas X. Fritsch

      Managing Director and General Counsel

MAX HOLMES

By: /s/ THOMAS X. FRITSCH

       Thomas X. Fritsch

       Attorney-in-Fact*

* Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Exhibit B to this Schedule 13D.

                         Exhibit B

LIMITED POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes Thomas X. Fritsch, as the undersigned’s true and lawful attorney-in-fact, limited solely to the following purposes, to:

(1)      execute for and on the undersigned’s behalf (i) Forms 3, 4 and 5 (including any amendments thereto) which may be required to be filed with the Securities and Exchange Commission (“SEC”) in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder, (ii) Schedules 13G and 13D (including any amendments thereto) which may be required to be filed in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder, an (iii) a Form ID (including any amendments thereto) and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports, with respect to the undersigned’s beneficial ownership of and transactions in reportable securities;

(2)     do and perform any and all acts for and on the undersigned's behalf, which may be necessary or desirable, to complete, execute and file any such Form 3, 4 or 5, Schedule 13G or 13D, Form ID or any forms necessary to obtain or renew such SEC access codes; and

(3)      take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest, or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on the undersigned’s behalf of pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

Photographic copies of this Power of Attorney shall have the same force and effect as the original. This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 or Schedules 13D or 13G with respect to the undersigned’s beneficial ownership of and transactions in reportable securities, unless earlier revoked by the undersigned (a) automatically upon the undersigned’s death, (b) automatically upon the attorney-in-fact being notified of the undersigned’s disability, (c) automatically upon the attorney-in-fact no longer being employee by Plainfield Asset Management LLC or (d) upon a signed written revocation delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of February, 2007.

/s/ Max Holmes

MAX HOLMES

Exhibit C

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees to file jointly the Statement on Schedule 13D to which this Agreement is attached, and any amendments to the Statement on Schedule 13D (the “Schedule 13D”) with respect to Common Stock, $.01 par value per share, of Brooke Credit Corporation, which may be deemed necessary, pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any future amendments to the Schedule 13D, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the Statement on the Schedule 13D, and any future amendments to the Schedule 13D, filed on behalf of each of the parties hereto.

Date:	February 15, 2008

[signature pages to follow]

                 In witness whereof, the undersigned has duly executed this Joint Filing Agreement as of this 15th of February, 2008.

PLAINFIELD SPECIAL SITUATIONS

MASTER FUND LIMITED

By:/s/ THOMAS X. FRITSCH

      Thomas X. Fritsch

      Authorized Individual

PLAINFIELD ASSET MANAGEMENT LLC

By:/s/ THOMAS X. FRITSCH

      Thomas X. Fritsch

      Managing Director and General Counsel

PLAINFIELD ACCEPTANCE LLC

By:/s/ THOMAS X. FRITSCH

      Thomas X. Fritsch

      Managing Director and General Counsel

MAX HOLMES

By: /s/ THOMAS X. FRITSCH

       Thomas X. Fritsch

       Attorney-in-Fact*

* Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, included as Exhibit B to this Schedule 13D.